Exhibit 99.1

Franco-Nevada Files Year-End Disclosure Documents

TORONTO, March 26, 2015 - Franco-Nevada Corporation (NYSE: FNV)(TSX: FNV) announced that its Annual Information Form, Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2014 have been filed with Canadian securities regulatory authorities.  Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9 or to info@franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends.   It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com